April 18, 2007

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Kevin Woody

                    Accounting Branch Chief

Re:	Host Hotels & Resorts, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 27, 2007
File No. 001-14625

Dear Mr. Woody:

On behalf of Host Hotels & Resorts, Inc. we are submitting this letter in response to your comments concerning the Form 10-K for Fiscal Year Ended December 31, 2006 referenced above as set forth in your letter dated April 5, 2007 (the “Comment Letter”).

For your convenience, we have repeated each of your comments concerning the Form 10-K in italics immediately above the responses to each corresponding comment.

The responses to your comments set forth in the Comment Letter are as follows:

Form 10-K for Fiscal Year Ended December 31, 2006

Financial Statements

Note 1. Summary of Significant Accounting Policies

Minority Interest, page 88

1.	In future filings, please revise to disclose the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership

Securities and Exchange Commission

April 18, 2007

as if the termination of the operating partnership occurred on the balance sheet date.

Response:

The requested disclosure will be added to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 23, 2007 and in future filings of the Company’s Form 10-K.

Note 20. Quarterly Financial Data (unaudited), page 115

2.	In future filings, please revise to disclose gross (operating) profit. Refer to Item 302 of Regulation S-K.

Response:

The Company will revise the Quarterly Financial Data (unaudited) to disclose gross (operating) profit in future filings of its Form 10-K.

*                *                *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (240) 744-5410.

Very truly yours,

/s/ Larry K. Harvey
Chief Accounting Officer